4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES FISCAL 2005 FINANCIAL RESULTS

WINNIPEG, Manitoba – (August 24, 2005) Medicure Inc. (TSX:MPH/Amex:MCU), a cardiovascular drug discovery and development company, today reported the results of operations for the fiscal year ended May 31, 2005. All amounts referenced herein are in Canadian dollars unless otherwise noted.

As at May 31, 2005, the Company had cash and cash equivalents totaling $7,591,000 compared with $19,954,000 at the previous year-end. Subsequent to May 31, 2005, the Company raised gross proceeds of $4,685,000 (before share issuance costs of approximately $440,000) through a private placement of 5,205,500 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. The financing increased the Company’s cash and cash equivalents to approximately $8,450,000 at August 19, 2005.

During fiscal 2005, the Company significantly increased its investment in clinical development programs. As a result, for the year ended May 31, 2005, the Company recorded a net loss of $14,866,000 or $0.22 per share, compared to a net loss of $5,989,000 or $0.11 per share for the year ended May 31, 2004.

Research and development expenditures rose to $13,564,000, as compared to $4,435,000 for fiscal 2004, and represented approximately 89% of the Company’s total expenditures in fiscal 2005. As expected, research and development expenditures were higher as compared to the same periods in fiscal 2004 due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232.

Research and development expenses are expected to decrease in fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity in the first half of fiscal 2006, as the Company anticipates that the majority of the remaining costs for the MEND-CABG and MATCHED studies will be incurred in the first quarter of fiscal 2006. Should either of these studies be successful, the Company plans on initiating one or more Phase III trials in the second half of fiscal 2006.

FISCAL 2005 HIGHLIGHTS

•	In September 2004, the Company announced positive Phase I results for the MC-1 intravenous formulation;

•	In October 2004, the Company announced the discovery of a novel dual action antithrombotic, MC-45308. Later in the fiscal year, preclinical results demonstrating MC-45308’s efficacy in venous thrombosis were presented at 49th Meeting of the Society of Thrombosis and Haemostasis in Germany;

•	In November 2004, the Company expanded its combination pipeline with the announcement of the development of MC-4262, a combination of MC-1 and an angiotensin receptor blocker (ARB);

•

In January 2005, the Company acquired a novel cholesterol lowering platform from the University of Manitoba and University of Ottawa Heart Institute. This technology focuses on the development of pharmaceuticals for reducing Very Low Density Lipoproteins (VLDL), an emerging cholesterol target in the treatment of atherosclerosis and coronary artery disease. There is currently no product on the market which effectively targets VLDL;

•	In March 2005, the Company completed patient enrollment in the Phase II MATCHED study. The study is evaluating MC-4232 in the treatment of patients with coexisting diabetes and hypertension;

•

In April 2005, the Company announced that a successful DSMB review of the Phase II/III MEND-CABG study had been completed. The trial is evaluating the cardioprotective and neuroprotective effects of MC-1 in high-risk coronary artery disease patients undergoing CABG surgery. The Phase II component of the Phase II/III trial enrolled 900 patients at 42 investigational sites located throughout Canada and the United States;

•

Also in April, the Company announced positive preclinical results with MC-1 in the treatment of hypertriglyceridemia. The triglyceride-lowering effects of MC-1 were evaluated in an industry-standard cholesterol model. Treatment with MC-1 (10 mg/kg) for 7 weeks was associated with a 72% reduction in triglyceride levels vs. control (p=0.03);

•	In fiscal 2005, the Company received 4 new patents from The US Patent and Trademark Office protecting the use and composition of several of the Company’s new chemical entities.

“In fiscal 2005 we made several important additions to the product pipeline and significant progress in our clinical programs. Our clinical progress was further highlighted by the announcement subsequent to the end of fiscal 2005 that enrollment had been completed in the MEND-CABG study,” stated Albert D. Friesen, PhD, Medicure’s President and CEO. “Fiscal 2006 promises to be an exciting year for Medicure as we anticipate delivering results from both Phase II studies and commencing Phase III programs for MC-1 and MC-4232.”

General and administrative expenses totaled $2,256,000 for the year ended May 31, 2005, as compared to $1,958,000 for the prior year. The overall increase in costs during the fiscal year ended May 31, 2005 as compared to the same period in fiscal 2004 is primarily driven by increased business development and investor relations activities, professional fees and stock-based compensation expense. The Company expects similar levels of general and administrative expenditures in the fiscal year ending May 31, 2006 as compared to the same period in fiscal 2005.

Interest and other income for fiscal 2005 totaled $459,000 as compared to $445,000 for fiscal 2004. Interest and other income in fiscal 2005 is slightly higher than fiscal 2004, primarily due to a foreign exchange gain of $64,000 in fiscal 2005 as compared to nil in fiscal 2004. The increase in the foreign exchange gain for the year ended May 31, 2005 is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the significant U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study. This gain was partially offset by lower interest income due to lower average cash and cash equivalents balance in fiscal 2005 as compared to the prior fiscal year.

Investment tax credits totaled $553,000 for the year ended May 31, 2005, as compared to nil for the prior year. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management’s Discussion and Analysis for the year ended May 31, 2005 are accessible on Medicure’s web site at www.medicure.com and will be available on SEDAR and EDGAR. Summary financial tables are provided below.

FINANCIAL TABLES

The following financial information is derived from the Company’s audited financial statements:

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2005 and 2004
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$7,590,918	$19,954,386
Accounts receivable	469,766	278,097
Research advance	200,000	200,000
Prepaid expenses	398,204	910,337
	8,658,888	21,342,820
Property and equipment	81,002	66,202
Patent costs, net of accumulated amortization of
$101,859 (2004 - $71,981)	1,332,969	976,690
	$10,072,859	$22,385,712
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,732,754	$817,575
Shareholders’ equity:

Capital stock:
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
66,826,660 common voting shares
(2004 - 66,646,660)	39,864,296	39,731,296
Contributed surplus	996,301	491,423
Deficit accumulated during the development stage	(33,520,492)	(18,654,582)
	7,340,105	21,568,137

	$10,072,859	$22,385,712

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2005 and 2004
	2005	2004

Revenue:
Interest and other income	$459,197	$445,461

Expenses:
General and administrative	2,256,499	1,958,222
Research and development	13,564,069	4,435,320
Investment tax credits	(553,335)	–
Amortization	57,874	41,005
	15,325,107	6,434,547

Loss for the year	(14,865,910)	(5,989,086)

Deficit accumulated during the development stage,
beginning of year	(18,654,582)	(12,665,496)

Deficit accumulated during the development stage,
end of year	$(33,520,492)	$(18,654,582)

Basic and diluted loss per share	$(0.22)	$(0.11)

Weighted average number of common shares used in
computing basic and diluted loss per share	66,717,715	55,738,716

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced Phase II trials
  Two positive Phase II trials completed
  Unique products addressing major markets not adequately served by existing drugs
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com